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                               July 19, 2021

       Malcolm Wilson
       Chief Executive Officer
       GXO Logistics, Inc.
       Five American Lane
       Greenwich, CT 6831

                                                        Re: GXO Logistics, Inc.
                                                            Amendment Nos. 3, 4
and 5 to Registration Statement on Form 10-12B
                                                            Filed July 7th,
15th, and 19th, 2021
                                                            File No. 001-40470

       Dear Mr. Wilson :

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 5 to Form 10-12B

       Risk Factors
       Risks Related to Our Common Stock
       GXO's amended and restated certificate of incorporation will contain an exclusive forum provision..., page 36

   1. We note that you have revised your prospectus to disclose that your exclusive forum provision does not
apply to actions arising under the Exchange Act or the rules and regulations thereunder,
but that your Article XII of Exhibit 3.1 does not contain a similar statement. If the
company does not amend the exhibit, please tell us how you will inform investors in future
filings that the provision does not apply to any actions arising under the
                                                        Exchange Act.
 Malcolm Wilson
GXO Logistics, Inc.
July 19, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Gus
Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff
Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642
with any other questions with any other questions.



                                                           Sincerely,
FirstName LastNameMalcolm Wilson
                                                           Division of
Corporation Finance
Comapany NameGXO Logistics, Inc.
                                                           Office of Energy &
Transportation
July 19, 2021 Page 2
cc:       Viktor Sapezhnikov
FirstName LastName